U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


            Delaware                                              91-1987288
 (State or other jurisdiction                                (I.R.S. Employer
  of incorporation or organization)                           Identification No.

                                61 B Fawcett Road
                   Coquitlam, British Columbia, Canada V3K 6V2
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (604) 526-5890
              (Registrant's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on which
         to be so Registered                Each Class is to be Registered

                                      None

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

            The Company was incorporated on March 25, 1999 in Delaware to develop, manufacture and sell photoluminescent (or PL) products used for emergency lighting, signs and markings, wayfinding systems and novelty products with applications in marine, commuter, rail, subway, building and toy markets. The Company conducts business in Canada through its wholly owned Canadian subsidiary, Luna Technologies (Canada) Ltd.

      There are two types of photoluminescence: fluorescence and phosphorescence. Fluorescent materials, such as that used in fluorescent lamps, require a continuous source of energy. Phosphorescent materials also emit light continuously when they are excited by ultraviolet or visible light. However unlike fluorescent materials, when the excitation source is extinguished, phosphorescent materials continue to emit light. It is this light (called afterglow) that people refer to as "glow-in-the-dark". The afterglow decreases (or decays) over time after the excitation source has been extinguished.

      Although  many  people   associate  the  word   "photoluminescence"   with
"glow-in-the-dark" toys and novelties, in the lighting industry, photoluminescent products such as marker tapes and signs are commonly used to delineate emergency escape routes and danger areas, and to mark equipment, pipes, tools and working and accident prevention clothing.

      Photoluminescent signs and markers are used in a variety of situations, including office buildings, industrial sites, passenger ships, offshore drilling platforms, underground mines, and aircraft. The use of photoluminescent materials for life safety applications is recommended or mandated in numerous building codes, fire safety codes, and transportation standards. Photoluminescent systems are often selected when cost is the primary factor since they are more affordable than electrical systems and requires minimal installation time.

      Most photoluminescent products are composed of inorganic pigments that can be incorporated into paint, plastic films, enamels, and flexible and rigid molded plastics. Typical products include adhesive vinyl tapes, rigid polyvinyl chloride (PVC) marker strips, and silk-screened plastic signage. Photoluminescent enamel-coated sheet metal and ceramic products are also available.

      The main pigment presently used in photoluminescent materials is zinc sulphide, which typically emits a yellow-green light. While zinc sulphide performs well where ambient light levels are high, such as restaurants and cafeterias, zinc sulphide does not perform well where ambient light levels are low, such as in crew areas on board ship or interior corridors. However, the recent introduction of strontium aluminate as a pigment has provided a much higher level of performance

      Strontium aluminate is more expensive than zinc sulphide and takes slightly longer to charge, but can `store' more light, making it much more suitable for use in locations where ambient light levels are low. Strontium-aluminate, also offers much brighter and longer-lasting photoluminescence, and can be formulated (unlike zinc sulphide compounds) to produce a range of colors. By way of example, a four-inch square strontium aluminate material held a few inches away from a magazine page can provide enough light to read at least for the first minute.

      Although strontium aluminate PL material is superior to products made with zinc sulphide, the process required to manufacture strontium aluminate PL is very complex and manufacturers were unable to cost effectively produce strontium aluminate PL products in commercial quantities.

      Between January 1995 and October 1999, Douglas Sinclair, presently the chief executive officer of the Company's Canadian subsidiary, developed the proprietary technology, formulas and processes needed to commercially manufacture strontium aluminate PL products on a cost-effective basis. The resulting product, referred to by the Company as Lunaplast, is up to fifteen times brighter than commercial zinc sulphide products, and is clearly visible after many hours of total darkness. During this same period of time, Mr. Sinclair and Kimberly Landry, an officer and director of the Company, developed an advanced strontium aluminate PL material which is brighter than the Company's Lunaplast product. Mr. Sinclair and Ms. Landry filed a patent application pertaining to this invention with the U.S. Patent and Trademark Office in November 1997. In November 1997 Mr. Sinclair and Ms. Landry assigned the rights to the patent application and related technology to Luna Technologies Inc. ("LTI"), a corporation formed by Ms. Landry in December 1994, for a nominal consideration. LTI is affiliated with the Company by virtue of having certain common officers and directors.

     In April 1999 the Company acquired from LTI the rights to the patent application and related technology which had been assigned to LTI by Mr.
Sinclair and Ms. Landry. In consideration for this assignment, the Company agreed to pay LTI $90,000, without-interest, on or before June 30, 2000. As of February 29, 2000 the patent application assigned to the Company was pending before the U.S. Patent and Trademark Office.

      In November 1999, the Company acquired from Mr. Sinclair the proprietary technology required to manufacture Lunaplast into PVC sheets, vinyl rolls and paints as well as the trademark rights to these products. In consideration for the assignment of this technology and the trademarks, the Company agreed to pay Mr. Sinclair $60,000, without interest, or before November 30, 2000.

      Lunaplast is available in flexible vinyl and rigid PVC sheets, and can be substituted wherever commercial zinc sulphide products are used for life safety applications.

      The Company began producing Lunaplast on a commercial basis in November 1999. During January and February 2000 the Company had sales of $75,767. As of March 14, 2000 the Company had a backlog, representing firm orders for delivery of Lunaplast prior to May 30, 2000, of approximately $200,000.

Manufacturing

    Lunaplast is composed of a two-or three-part laminate, consisting of one base layer of highly reflective white material of PVC or vinyl, one mid-layer of photoluminescent PVC or vinyl impregnated with the Company's proprietary strontium aluminate polymer compound, and one top layer of clear PVC or vinyl with UV-and fire-resistant properties. A two-part laminate is formed when these last two steps are combined.

      The materials incorporated into Lunaplast are available from a variety of competitive industrial sources. The Company has a long-term contract for the supply of strontium aluminate from a leading supplier in Japan, although alternative sources do exist.

      All aspects of the Company's manufacturing process are subcontracted to various third parties which formulate, mix and produce Lunaplast in either PVC sheets or vinyl plastic rolls. The PVC sheets are 3' X 6' long and weigh approximately seven pounds. Generally each vinyl roll is 3' X 150', and weighs approximately 125 to 150 pounds. Once the manufacturing process is complete, Lunaplast is sold to fabricators which use Lunaplast for making emergency markers, signs and tapes. All subcontractors involved in manufacturing Lunaplast have agreed to maintain the confidential nature of the Company's proprietary manufacturing technology.

      The Company does not have any long term agreements with any of the third parties involved in manufacturing Lunaplast. Due to the complexity in the manufacturing process, the refusal or inability of any subcontractor to continue to manufacture Lunaplast will require the Company to seek alternative manufacturers. Although the Company believes that alternative manufacturers are available, the loss of any subcontractor presently involved in the manufacture of Lunaplast could disrupt the Company's ability to manufacture Lunaplast for at least 2 months.

      Management anticipates that the advanced strontium aluminate PL material which is the subject of the Company's pending patent application will be the basis for the next generation of the Company's photoluminescent products and will be vital to the Company's ability to maintain a competitive lead in the photoluminescent industry. However, and as is the case with Lunaplast, this new material will be difficult to manufacture in commercial quantities. The Company is presently working with manufacturers to refine the manufacturing formulas and products which will be required to produce this new product in a cost-effective manner. The Company believes that this new product will not be ready for commercial production until December 2000 at the earliest. There can be no assurance however that the Company will be successful in developing the technology needed to manufacture this new product in a cost-effective manner on a commercial basis.

Sales and Marketing

      The primary world markets for photoluminescent lighting (PL) products are in the marine (shipping and cruise lines), transportation and commuter industry, and in the commercial, institutional and industrial retrofit and new building construction sector, in which the need for photoluminescent emergency lighting and wayfinding signage systems has risen sharply over the last two decades. A third primary marker is "glow-in-the-dark" toys and novelties. Sales of PL lighting products in the United States and Canada were approximately $100,000,000 in 1999.

      The Company believes that the world market for PL lighting is underdeveloped due largely to the low illumination delivered by zinc sulphide products. The Company plans to build interest and sales for Lunaplast products in established markets around the world. The Company's marketing plan includes advertising in trade magazines, exhibiting at industry tradeshows, direct mail campaigns, soliciting editorial coverage from naval architecture, building design, architecture and lighting industry publications and distributing product samples, videos and brochures to designers and developers. The Company's website will also be used as a means to distribute product information to interested parties quickly.

      The Company markets its products through its officers and through independent sales representatives. As of February 29, 2000 the Company had four independent sales representatives which were marketing Lunaplast.

Competition

      No single company dominates the world marketplace. Instead, a number of small and medium-sized firms lead regional markets in Europe, the U.S. and elsewhere. Some of the industry leaders include companies such as Permalight AG of Germany (Europe and North America), Safe T Glow (UK and USA), Datrex (USA) Jalite (UK), Hanovia (USA) and Existalight (Europe and USA). It is difficult to determine annual sales volumes and revenues for these firms, as most are privately held. In addition, their PL lighting products may comprise just one small aspect of the company's overall annual sales. The Company is also aware of several suppliers of strontium aluminate PL products. However, the Company is of the opinion that the strontium aluminate material available from these suppliers is inferior in terms of luminescence quality and price when compared to Lunaplast.

      Although there are numerous manufacturers and distributors of photoluminescent products the Company believes it has a significant advantage over its competitors as a result of its proprietary manufacturing processes for the production of strontium aluminate-based PL materials in commercial quantities. The Company plans to maintain its competitive lead by developing advanced strontium aluminate PL materials. In this regard, during the twelve months period ending December 31, 2000 the Company plans to spend $145,000 on research and development

Properties

      The Company's offices are located at 61 B Fawcett Road, Coquitlam, British Columbia, Canada V3K 6V2.

Employees

    As of February 29, 2000 the Company and its Canadian Subsidiary had four full-time employees including Douglas Sinclair and Kimberly Landry. See Part I,
Item 5 of this Registration Statement. Contingent upon the Company raising sufficient capital, the Company plans to hire additional employees as may be required by the level of the Company's operations.

            The Company's executive offices are located at 61 B Fawcett Road, Coquitlam, British Columbia, Canada V3K 6V2. The Company's telephone number is
(604) 526-5890 and its facsimile number is (604) 526-8995.

         See Part II, Item 4 of this registration statement for information concerning sales of the Company's common stock to officers, directors, and various third parties.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

      During the period ended December 31, 1999 the Company's operations used $33,690 in cash. During this same period the Company purchased $9,474 of equipment and repaid $8,119 which was advanced to the Company by LTI. The Company satisfied its cash requirements during this period with the proceeds from the sale of its common stock and preferred stock in private offerings.

      The Company anticipates that its capital needs during the year ending December 31, 2000 will be as follows:

      $535,000 for corporate expenses, $145,000 for research and development (including equipment), $90,000 for payment for the technology and patent rights purchased from LTI, $60,000 for payment for the proprietary technology and trademarks from Douglas Sinclair, $20,000 for office equipment, office furniture and leasehold improvements, $13,000 for warehouse equipment, and $12,000 for trade show equipment.

      The Company expects to satisfy its cash needs during the year ending December 31, 2000 through the private sale of the Company's common and preferred stock.

    The Company does not have any available credit, bank financing or other external sources of liquidity. Due to operating losses during the Company's first year of business, the Company's operations have not been a source of liquidity. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. In addition, if during the year ending December 31, 2000, the Company suffers additional losses, the Company will need to obtain additional capital in order to continue operations. There can be no assurance that the Company will be successful in obtaining additional funding.

ITEM 3.  PROPERTIES

         See Item 1 of this report.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of March 15, 2000, the number of and percentage of outstanding shares of common stock beneficially owned by the Company's officers and directors and those shareholders owning more than 5% of the Company's common stock.

                                      Shares of
Name and Address                    Common Stock            Percent of Class

Douglas Sinclair                      1,000 (1)                    --
1653 Plateau Crescent
Coquitlam, British Columbia
Canada V3B 3E3

Robert H. Humber                    800,000                      17.8%
300 - 4714 Ballard Ave., N.W.
Seattle, WA  98107-4850

Kimberly Landry                   1,580,000 (1)                  35.1%
1653 Plateau Crescent
Coquitlam, British Columbia
Canada V3B 3E3

William Donovan                     435,000                       9.7%
37 Saratoga Drive
Dartmouth, Nova Scotia
Canada  B2X 5P9

Linda Scott                         400,000                       8.9%
34955 Devon Crescent
Abbotsford, British Columbia
CanadaV2S 2X5

Brian Sims                          323,875                      7.2%
#201-1575 West Georgia Street
Vancouver, British Columbia
Canada  V6G 1R2

All Officers and Directors
  as a Group (3 persons)          2,381,000                     52.9%

(1) Mr. Sinclair may be deemed the beneficial owner of the shares owned by Ms. Landry. On December 15, 1999 Mr. Sinclair acquired 1,000 shares of the Company's common stock from Brian Sims.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth certain information concerning the present management of the Company:

         Name                   Age         Position with Company

         Douglas Sinclair       50        Chief  Executive   Officer  of  Luna ]
                                          Technologies (Canada), Ltd., a wholly
                                          owned  subsidiary of the Company

         Robert H. Humber       56        President and a Director

         Kimberly Landry        34        Secretary and a Director

      Douglas Sinclair has been the Chief Executive Officer of the Company's Canadian subsidiary since January 1, 2000. Between 1995 and October 1999 Mr. Sinclair provided consulting services to Luna Technologies Inc. in the areas of research, development and marketing. Prior to 1995 Mr. Sinclair was an independent consultant to companies engaged in developing, manufacturing and marketing photoluminescent products.

      Robert Humber has been the President of the Company and a director since April 1999. Between July 1996 and November 1999 Mr. Humber was the president of Luna Technologies Inc. Prior to July 1996 Mr. Humber worked with Douglas Sinclair and Kimberly Landry in developing photoluminescent products. For the past twenty-three years Mr. Humber has also been an independent investigator and security consultant providing services to law enforcement agencies and private industry.

      Kimberly Landry has been the Secretay of the Company, as well as a director since April 1999. Since December 1994 Ms. Landry has also been an officer and director of Luna Technologies Inc.

      Mr. Sinclair is the common law husband of Ms. Landry.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by the Company's executive officers during the fiscal year ended December 31, 1999.

                        Annual Compensation            Long Term Compensation
                  -------------------------------    --------------------------
                                                            Re-
                                                 Other     stric-
                                                Annual      ted
Name and                                       Compen-     Stock    Options
Principal              Fiscal  Salary  Bonus    sation     Awards    Granted
Position               Year     (1)     (2)      (3)         (4)       (5)
---------             ------  ------- -------  -------     ------   ---------

Douglas Sinclair,      1999      --      --       --        --        --
Robert H. Humber       1999      --      --       --        --        --
Kimberly Landry        1999      --      --       --        --        --

(1) The dollar value of base salary (cash and non-cash) received.

(2) The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services.

      The table below shows the number of shares of the Company's common stock owned by the officers listed above, and the value of such shares as of December 31, 1999.

      Name                          Shares                 Value *
      Douglas Sinclair               1,000                  $1,820
      Robert H. Humber             800,000              $1,456,000
      Kimberly Landry            1,580,000              $2,875,600

* The Company's common stock is not publicly traded. For purposes of this table, the value was deemed to be $1.82 per share, which is the effective price at which the Company's common stock was being sold in a private offering as of December 31, 1999.

     Douglas Sinclair may be deemed the beneficial owner of the shares owned by Ms. Landry pursuant to his common law relationship with Ms. Landry.

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the fiscal years shown in the table. No stock options have been granted to date.

      The Company's Canadian subsidiary has an employment agreement with Douglas Sinclair whereby the subsidiary has agreed to pay Mr. Sinclair a salary of $3,500 per month during the twelve month period ending December 31, 2000.

      The Company's Canadian subsidiary has an employment agreement with Kimberly Landry whereby the subsidiary has agreed to pay Ms. Landry a salary of $3,150 per month during the twelve month period ending December 31, 2000.

      The following shows the amount which the Company and its Canadian subsidiary expect to pay to its officers during the twelve month period ending December 31, 2000, and the time which the Company's executive officers and technical advisor plan to devote to the Company's business. The Company does not have employment agreements with any of its officers.

                                 Proposed                Time to be Devoted
    Name                      Compensation              To Company's Business

    Douglas Sinclair             $42,000                      100%
    Robert H. Humber             $24,000                       95%
    Kimberly Landry              $37,800                      100%

      The Company's Board of Directors may increase the compensation paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

Long Term Incentive Plans - Awards in Last Fiscal Year

         None.

Employee Pension, Profit Sharing or Other Retirement Plans

         Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

         Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company may adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

         Other Arrangements. During the year ended December 31, 1999, and except as disclosed elsewhere in this registration statement, no director of the Company received any form of compensation from the Company.

Stock Option and Bonus Plans

         The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these three Plans are collectively referred to as the "Plans".

         Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 300,000 shares of the Company's Common Stock, less the number of shares already optioned under both this Plan and the Non-Qualified Stock Option Plan. The Incentive Stock Option Plan became effective on March 15, 2000 and will remain in effect until March 15, 2010 unless terminated earlier by action of the Board. Only officers, directors and key employees of the Company may be granted options pursuant to the Incentive Stock Option Plan.

          In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

         1. Options granted pursuant to the Plan must be exercised no later than:

         (a) The expiration of thirty (30) days after the date on which an option holder's employment by the Company is terminated.

         (b) The expiration of one year after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's disability or death.

         2. In the event of an option holder's death while in the employ of the Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

         3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

         4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

         5. The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning the Company's stock which represents more than 10% of the total combined voting power of all classes of stock).

         Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 400,000 shares of the Company's Common Stock less the number of shares already optioned under both this Plan and the Incentive Stock Option Plan. The Non-Qualified Stock Option Plan became effective on March 15, 2000 and will remain in effect until March 15, 2010 unless terminated earlier by the Board of Directors. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

         Options granted pursuant to the Plan not previously exercised terminate upon the date specified when the option was granted.

         Stock Bonus Plan. Up to 300,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

         Other Information Regarding the Plans. The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

         In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors.

         Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Board of Directors when the shares were issued.

         The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

         The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

         Summary. The following sets forth certain information as of March 15, 2000, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                             Total        Shares                    Remaining
                             Shares    Reserved for       Shares     Options/
                            Reserved   Outstanding     Issued As     Shares
Name of Plan               Under Plan    Options      Stock Bonus   Under Plan
------------               ----------  ------------   -----------   ----------

Incentive Stock Option Plan 300,000           --          N/A              --
Non-Qualified Stock Option
  Plan                      400,000           --          N/A              --
Stock Bonus Plan            300,000        N/A             --              --

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS In April 1999 the Company issued shares of its common stock to the persons, in the amounts, and for the consideration set forth below:

                                 Number
       Name                     of Shares             Consideration

Douglas Sinclair                800,000                     $800
Robert H. Humber              1,580,000                     $1,580
Kimberly Landry               2,120,000                     $212

     Mr. Sinclair may be deemed the beneficial owner of the shares owned by Ms. Landry by virtue of his common law relationship with Ms. Landry.

         In April 1999 the Company acquired from Luna Technologies, Inc. ("LTI"), a corporation formed by Ms. Landry in December 1994, the rights to the Company's patent application and related technology. The patent application and related technology were assigned to LTI by Mr. Sinclair and Ms. Landry in November 1997. In consideration for this acquisition, the Company agreed to pay LTI $90,000, without-interest, on or before June 30, 2000. As of February 29, 2000 the patent application assigned to the Company was pending before the U.S. Patent and Trademark Office.

         In November 1999, the Company acquired from Mr. Sinclair the proprietary technology required to manufacture Lunaplast into PVC sheets, vinyl rolls and paints as well as the trademark rights to these products. In consideration for the assignment of this technology and the trademarks, the Company agreed to pay Mr. Sinclair $60,000, without interest, or before November 30, 2000.

         On December 15, 1999 Mr. Sinclair acquired 1,000 shares of the Company's common stock from Brian Sims, a principal shareholder of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 30,000,000 shares of common stock. As of March 15, 2000 the Company had 4,500,000 shares of common stock issued and outstanding Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

      The Company is authorized to issue up to 5,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

Series A Preferred Stock

      In July 1999, the Company's directors established the Company's Series A Preferred Stock and authorized the issuance of up to 500,000 shares of Series A Preferred Stock as part of this series. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.20 per share when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends not declared by the Board of Directors do not cumulate. Upon any liquidation or dissolution of the Company, each outstanding share of the Series A Preferred Stock is entitled to distribution of $2.00 per share prior to any distribution to the holders of the Company's common stock. The holders of the Series A Preferred Stock are not entitled to any voting rights. Each share of the Series A Preferred Stock is convertible into 1.1 shares of the Company's common stock at any time prior to May 31, 2000.

      By means of this Private Offering Memorandum the Company is offering up to 500,000 Series A Preferred Shares at a price of $2.00 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      As of March 15, 2000 there were 66 owners of the Company's common stock and six owners of the Company's Series A Preferred Stock. At the present time, there is no public market for the Company's preferred or common stock.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends.

      The provisions in the Company's Articles of Incorporation relating to the Company's preferred stock would allow the Company's directors to issue preferred stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

ITEM 2.  LEGAL PROCEEDINGS.

      The Company is not engaged in any litigation, and the officers and directors presently know of no threatened or pending litigation in which it is contemplated that the Company will be made a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

      The following sets forth certain information concerning all securities issued by the Company which have not been registered under the Securities Act of 1933.

     In April, 1999 the Company sold 4,500,000 shares of its common stock to 54 persons for $4,500 in cash.

      Between July 30, 1999 and March 15, 2000 the Company sold 70,325 shares of its Series A Preferred stock to six persons at a price of $2.00 per share.

      The sales of the common and preferred shares were exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. No underwriters were involved with the sale of these securities and no commissions or other forms of remuneration were paid to any person in connection with such sales.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reason- ably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.


                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1999



AUDITORS' REPORT

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 LABONTE & CO.
----------------------------------------------------------------------------
  C H A R T E R E D A C C O U N T A N T S
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                                  1205 - 1095 West Pender Street
                                                  Vancouver, BC  Canada  V6E 2M6
                                                        Telephone (604) 682-2778
                                                        Facsimile (604) 689-2778
                                                   Email labonte@intergate.bc.ca

                               AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors of Luna Technologies International, Inc.

We have audited the consolidated balance sheet of Luna Technologies International, Inc. as at December 31, 1999 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and the changes in stockholders' equity and cash flows for the period then ended in accordance with generally accepted accounting principles in the United States.

                                                               "LaBonte & Co."
                                                           CHARTERED ACCOUNTANTS

January 31,  2000,  except as to Note 9 which is as of March 1, 2000
Vancouver, B.C.


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES
-------------------------------------------------------------------------------

In the United States, reporting standards for auditors' would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern. Our report to the directors dated January 31, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

                                                               "LaBonte & Co."
                                                         CHARTERED ACCOUNTANTS

January 31, 2000 Vancouver, B.C.

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.


                           CONSOLIDATED BALANCE SHEET

                                                              December 31, 1999
-------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS
  Cash                                                                $  21,809
  Due from related parties (Note 5)                                       8,119
--------------------------------------------------------------------------------

                                                                         29,928

FURNITURE AND EQUIPMENT, net of depreciation                              8,468
TECHNOLOGY RIGHTS (Note 3)                                              150,000
--------------------------------------------------------------------------------

                                                                     $  188,396
================================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                            $   8,266
  Notes payable (Note 4)                                                150,000
--------------------------------------------------------------------------------
                                                                         158,266
--------------------------------------------------------------------------------

CONTINGENCIES (Notes 1 and 8)

STOCKHOLDERS' EQUITY
     Capital stock
       Common stock, $0.0001 par value, 30,000,000 shares
authorized
         4,500,000 issued and outstanding                                   450
       Preferred stock, $0.0001 par value, 5,000,000 shares
authorized
         34,475 issued and outstanding                                        3
  Additional paid-in capital                                             72,997
  Accumulated deficit                                                  (42,962)
     Accumulated other comprehensive income (loss)                        (358)
--------------------------------------------------------------------------------

                                                                         30,130
--------------------------------------------------------------------------------

                                                                     $  188,396
================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                                 March 25,1999
                                                                  (inception)
                                                                   to December
                                                                    31, 1999
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Consulting                                                          $  13,902
  Depreciation                                                            1,006
  Office and general                                                     14,296
  Professional fees                                                      13,758
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                               $  42,962
================================================================================


BASIC NET LOSS PER SHARE                                               $   0.01
================================================================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                            4,500,000
================================================================================







              The accompanying notes are an integral part of these
                        consolidated financial statements

                           LUNA TECHNOLOGIES INTERNATIONAL, INC.


                       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

            FOR THE PERIOD FROM MARCH 25, 1999 (INCEPTION) TO DECEMBER 31, 1999



                               Preferred Stock          Common Stock
                                                                                                            Accumulated
                                                                               Additional                    other
                              Number of             Number of                   Paid In     Accumulated  Comprehensive
                               shares      Amount    shares         Amount      Capital       Deficit    Income (loss)     Total
-----------------------------------------------------------------------------------------------------------------------------------

Common stock issued for             -      $    -    4,500,000     $   450    $  4,050        $   -        $    -        $  4,500
cash

Preferred stock issued          34,475          3           -           -       68,947            -             -          68,950
for cash

Net loss for the period             -           -           -           -           -       (42,962)            -         (42,962)

Currency translation                -           -           -           -           -            -           (358)          (358)
adjustment
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999      34,475      $   3   4,500,000     $   450     $ 72,997    $ (42,962)     $   (358)       $ 30,130
===================================================================================================================================






              The accompanying notes are an integral part of these
                       consolidated financial statements

                           LUNA TECHNOLOGIES INTERNATIONAL, INC.

                            CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               March 25, 1999
                                                        (inception) to December
                                                                 31, 1999

 CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss for the period                                  $    (42,962)
   Adjustments to reconcile net loss to net cash from
       operating activities:
   - depreciation                                                  1,006
   - accounts payable                                              8,266

NET CASH USED IN OPERATING ACTIVITIES                            (33,690)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of capital assets                                     (9,474)

NET CASH FLOWS FROM INVESTING ACTIVITIES                          (9,474)

CASH FLOWS FROM FINANCING ACTIVITIES
   Advances to related parties                                    (8,119)
   Proceeds on sale of preferred stock                            68,950
   Proceeds on sale of common stock                                4,500

NET CASH FLOWS FROM FINANCING ACTIVITIES                          65,331

EFFECT OF EXCHANGE RATE CHANGES ON CASH                             (358)

INCREASE IN CASH                                                  21,809

CASH, BEGINNING OF PERIOD                                              -

CASH, END OF PERIOD                                       $       21,809



   Non-cash activities:
      During the period ended December 31, 1999 the Company issued notes payable of $150,000 in conjunction with the purchase of certain technology rights (Refer to Note 3).




              The accompanying notes are an integral part of these
                        consolidated financial statements

                      LUNA TECHNOLOGIES INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated on March 25, 1999 in the state of Delaware. By agreement effective April 30, 1999, the Company acquired proprietary technology and patent rights from Luna Technology Inc. ("LTBC"), a private British Columbia company with certain directors and shareholders in common with the Company. In addition, by agreement effective November 15, 1999, the Company acquired proprietary technology and the trademark rights to "LUNA" and "LUNAPLAST" from Douglas Sinclair, an officer and employee of LTBC, which relate to the acquired Photoluminescent technology. (Refer to Note 3)

This technology is used for the development and production of photoluminescent signage, wayfinding systems and other novelty products with applications in marine, commuter rail, subway, building and toy markets.

The company is currently undertaking a Form 10SB registration with the United States Securities and Exchange Commission ("SEC") and intends to raise $975,000, net of offering costs, by way of a Regulation D Offering of Preferred Shares at $2.00 per share. As at December 31, 1999 $68,970 has been raised. (Refer to Note
6)

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 1999 the Company has a working capital deficiency of $128,338. The ability of the Company and its subsidiary to continue as a going concern is dependent on raising additional capital and on generating future profitable operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiary 586941 B.C. Ltd. ("586941"), a company incorporated June 9, 1999 in the province of British Columbia. 586941 was incorporated to conduct all future business activities in Canada. All significant intercompany balances and transactions are eliminated on consolidation.

Use of Estimates and Assumptions

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method on estimated useful lives of three to five years.

--------------------------------------------------------------------------------
Technology Rights

The Company capitalizes the cost of acquiring proprietary technology rights and trademarks. These costs will be amortized on a straight-line basis over estimated useful lives of ten years commencing January 1, 2000, at which time the Company began commercial production using this technology. Ongoing product and technology development costs are expensed as incurred.

Foreign Currency Translation

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Fair Value of Financial Instruments

In accordance with the requirements of SFAS No. 107, the Company has determined of the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

Net Loss per Common Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

NOTE 3 - ACQUISITION OF TECHNOLOGY RIGHTS
------------------------------------------------------------------------------

By agreement effective April 30, 1999, the Company acquired proprietary technology from LTBC by way of an assignment of the patent rights to a Photoluminescent Light Emitter with Enhanced Photometric Brightness Characteristics. In consideration for this assignment, the Company issued a $90,000 non-interest-bearing promissory note to LTBC due on or before June 30, 2000. LTBC had originally acquired the patent rights by agreement dated November 27, 1997 from Kimberly Landry, a director of the Company, and Douglas Sinclair (the "Inventors"). The original patent application was filed by the Inventors on November 17, 1997 and is pending final approval.

In addition, by agreement effective November 15, 1999, the Company acquired from Douglas Sinclair the proprietary technology and batching formulations for the production and manufacturing of Photoluminescent PV Sheets, Photoluminescent Vinyl Rolls and Photoluminescent Paints as well as the trademark rights to LUNA and LUNAPLAST for the above mentioned products. In consideration for this acquisition, the Company issued a $60,000 non-interest-bearing promissory note to Doug Sinclair due on or before November 30, 2000.

NOTE 4 - NOTES PAYABLE
-------------------------------------------------------------------------------

Pursuant to the acquisitions as described in Note 3, the Company has the following notes payable:

                                                                   1999
                                                                ---------

      Luna Technologies Inc. - Non-interest  bearing, due June  $ 90,000
      30, 2000
      Douglas  Sinclair - Non-interest  bearing,  due November
      30, 2000                                                    60,000
                                                               ---------

                                                                $150,000
                                                               =========

NOTE 5 - RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

During the period the Company made net advances of $51,095 to and had $35,078 of expenses paid by LTBC and certain directors of the Company. In addition, the Company purchased $7,898 of furniture and equipment from LTBC. Amounts due from related parties are non-interest bearing and have no specific terms of repayment.

Refer to Notes 1, 3 and 4.

NOTE 6 - CAPITAL STOCK
-------------------------------------------------------------------------------

During the initial period the company issued 4,500,000 shares of common stock at $0.0001 per share for proceeds of $4,500 pursuant to Regulation 504 of the Securities Act of 1933.

The Company also issued 34,475 shares of preferred stock at $2.00 per share for proceeds of $68,950 pursuant to Regulation 504 of the Securities Act of 1933. Each share of preferred stock is voting, is entitled to non-cumulative cash dividends at the rate of $0.20 per share per year, and may be converted into
1.10 shares of common stock at any time prior to May 31, 2000. As at December 31, 1999 no preferred share conversions have been exercised.

Refer to Note 9.

NOTE 7 - INCOME TAXES

There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $43,000 at December 31, 1999. These carryforwards will expire, if not utilized, beginning in 2006.

The Company has deferred tax assets amounting to approximately $8,600 at December 31, 1999 related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to the Company's limited operating history. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of the period.

NOTE 8 - UNCERTAINTY DUE TO YEAR 2000 ISSUE
-------------------------------------------------------------------------------

Uncertainty Due to the Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

NOTE 9 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

Subsequent to year end the Company's wholly owned subsidiary, 586941 B.C. Ltd., changed its name to Luna Technologies (Canada) Inc.

The Company issued 36,050 shares of preferred stock at $2.00 per share for net proceeds of $72,100.

The Company completed sales totalling $75,000 and additional orders totalling $110,600.

2


                                    PART III

EXHIBITS

Exhibit
Number     Exhibit Name                                            Page Number

Exhibit 2  Plan of Acquisition, Reorganization, Arrangement,
           Liquidation, etc.                                           None

Exhibit 3  Articles of Incorporation and Bylaws                        ____

Exhibit 4  Instruments Defining the Rights of Security Holders

Exhibit 4.1  Incentive Stock Option Plan                               ____

Exhibit 4.2  Non-Qualified Stock Option Plan                           ____

Exhibit 4.3  Stock Bonus Plan                                          ____

Exhibit 5  Subscription Agreement                                      None

Exhibit 9  Voting Trust Agreement                                      None

Exhibit 10 Material Contracts                                           ____

Exhibit 10.1  Agreement relating to purchase of patent rights           ____

Exhibit 10.2  Assignment of patent rights                               ____

Exhibit 10.3  Agreement relating to purchase of proprietary
              technology and trademarks                                 ____

Exhibit 10.4  Assignment of trademarks                                  ____

Exhibit 10.5  Non-Compete Agreement                                     ____

Exhibit 10.6  Employment Agreement with Douglas Sinclair                ____

Exhibit 10.7  Employment Agreement with Kimberly Landry                 ____

Exhibit 27   Financial Data Schedules                                   ____

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized


                              Luna Technologies International, Inc.



                              By:  /s/ Robert H. Humber
                                  Robert H. Humber, President


                              Date:   March 17, 2000

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10-SB


                      LUNA TECHNOLOGIES INTERNATIONAL, INC.
                                61 B Fawcett Road
                           Coquitlam, British Columbia
                                 Canada V3K 6V2


                                    EXHIBITS